KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11.1 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Year Ended December 31,
	2013	2012	2011
Weighted Average Number of Units Used in Computation of Limited Partners’ Net Income per Unit	416	351	326

Calculation of Limited Partners’ Interest in Net Income (Loss) Attributable to Kinder Morgan Energy Partners, L.P.:
Income from Continuing Operations	$3,285	$2,045	$1,059
Less: Pre-acquisition income from operations of drop-down asset groups allocated to General Partner	(19)	(67)	—
Add: Drop-down asset groups' severance expense allocated to General Partner	11	9	—
Less: General Partner’s remaining Interest	(1,708)	(1,410)	(1,173)
Limited Partners’ Interest	1,569	577	(114)
Add: Limited Partners’ Interest in Discontinued Operations	(4)	(655)	197
Limited Partners’ Interest in Net (Loss) Income	$1,565	$(78)	$83

Limited Partners’ Net Income (Loss) per Unit:
Income (Loss) from Continuing Operations	$3.77	$1.64	$(0.35)
(Loss) Income from Discontinued Operations	(0.01)	(1.86)	0.60
Net (Loss) Income	$3.76	$(0.22)	$0.25